Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST RESPONDS TO DETERMINATION OF
GREY WOLF’S BOARD NOT TO PURSUE DISCUSSIONS

Calgary, Alberta, Canada – June 27, 2008

Precision Drilling Trust ("Precision") announced today that it is deeply disappointed that Grey Wolf, Inc. ("Grey Wolf") has rejected Precision’s final proposal for a business combination with Grey Wolf at US$10.00 per share and that its Board has concluded that the pursuit of discussions with Precision is not in the best interests of Grey Wolf’s shareholders.

As previously disclosed, Precision believes its proposal is fully priced and fair to the Grey Wolf shareholders and provides a superior alternative to a merger with Basic Energy Services, Inc. ("Basic").  This belief is based in part on the fact that, based on 2009 consensus earnings estimates and factoring in the fully diluted impact of the Grey Wolf convertible notes, the Precision offer implies a cash flow per share multiple of 7.9x, an earnings per share multiple of 14.0x, an enterprise value to EBITDA of 5.5x and an enterprise value per rig of US$16.1 million.

Precision is highly confident it can complete its due diligence and satisfy the financing conditions in advance of the July 15 meeting of Grey Wolf shareholders, thereby making our offer subject only to regulatory and shareholder approval.  Precision believes that Grey Wolf shareholders should be given the opportunity to vote on Precision’s proposal.

Notwithstanding Grey Wolf’s Board’s current position not to engage in discussions with Precision, Precision awaits with continued interest the outcome of Grey Wolf’s meeting of shareholders on July 15.  Precision currently intends to re-approach the Grey Wolf Board if the Merger Agreement with Basic is terminated.

“We are disappointed that Grey Wolf’s Board chose not to investigate the alternative presented by Precision and we firmly believe we would have addressed all the concerns publicly stated by Grey Wolf as reasons to reject our proposal.  We continue to believe that our proposed combination of these two great companies represents a compelling strategic opportunity which is in the best interests of the securityholders of both companies.  Precision remains committed to its strategy of delivering its high performance, high value energy services to the US market through its organic growth plan and disciplined acquisitions" said Kevin Neveu, Precision’s Chief Executive Officer.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Kevin Neveu, Chief Executive Officer, or Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

This press release contains statements that may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding business strategy, plans, earnings, cash flow and other expectations, beliefs, goals, objectives, information and statements about possible future events, including Precision's proposed business combination with Grey Wolf. Readers are cautioned not to place undue reliance on such forward-looking information. Forward-looking information is based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Precision and described in the forward-looking information contained in this press release.